Filed by Roth CH Acquisition IV Co.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Roth CH Acquisition IV Co.

Commission File No.: 001-40710

Tigo Energy Reports First Quarter 2023 Financial Results

4X Year-over-Year Revenue Increase to Quarterly Record of $50.1 Million for First Quarter 2023

Company Achieves First GAAP Profitable Quarter with $6.9 Million in Net Income

Second Quarter 2023 Revenue Guidance Set Between $70 Million and $74 Million, Second Quarter 2023 Adjusted EBITDA Guidance Set Between $13 Million and $16 Million

CAMPBELL, Calif. – May 10, 2023 – Tigo Energy, Inc. ("Tigo", or the "Company"), a leading provider of intelligent solar and energy storage solutions, today reported unaudited financial results for the first quarter ended March 31, 2023 and financial guidance for the second quarter ending June 30, 2023.

First Quarter 2023 Financial and Operational Highlights

•	Record revenue of $50.1 million, up 406% compared to $9.9 million in the first quarter of 2022.

•	Gross profit of $18.4 million, up 581% compared to $2.7 million in the first quarter of 2022, with gross profit margin improving to 36.7% from 27.3% in the first quarter of 2022.

•	Net income of $6.9 million, compared to a net loss of $5.7 million in the first quarter of 2022.

•	Adjusted EBITDA, a non-GAAP measure, totaled $8.6 million, or 17.2% of revenues, compared to an Adjusted EBITDA loss of $1.4 million in the first quarter of 2022.

•	Business combination agreement with Roth CH Acquisition IV Co. (Nasdaq: ROCG) (“Roth CH IV”) is expected to close on May 23, 2023.

Management Commentary

“After exiting 2022 with significant momentum and a robust customer order backlog, we’ve hit the ground running in 2023,” said Zvi Alon, Chairman and CEO of Tigo. “Led by particularly strong growth in the Europe, the Middle East, and Africa (“EMEA”) region within our MLPE and Energy Intelligence solutions, we drove record quarterly revenue of $50.1 million and achieved our first GAAP profitable quarter with net income of $6.9 million. Also, we lowered our cost of capital in the first quarter of 2023 by paying off our term debt and raising $50 million in convertible notes.

“Looking ahead, our focus remains on providing an exceptional customer experience, including through our technology’s open architecture, easy installation, and powerful software,” Alon continued. “We anticipate that we will close our previously announced merger transaction with Roth CH IV later this month and believe that this transformation will propel us into a successful second half of the year. We continue to see strong growth in the EMEA market for our products, and despite some headwinds in the U.S. market, we are encouraged that we will grow year-over-year due to new product introductions such as our EI solution. We’re confident in the path ahead for our business, and we look forward to providing additional updates in the coming months.”

First Quarter 2023 Financial Results

Results compare the 2023 fiscal first quarter ended March 31, 2023 to the 2022 fiscal first quarter ended March 31, 2022, unless otherwise indicated.

•	Revenue for the first quarter 2023 totaled $50.1 million, a 406% increase from $9.9 million in the prior year period. The increase was primarily due to higher worldwide sales of the Company’s TS4 MLPE products, particularly in the EMEA market.

•	Gross profit for the first quarter 2023 totaled $18.4 million (36.7% of total revenue), a 581% increase from $2.7 million (27.3% of total revenue) in the prior year period.

•	Total operating expenses for the first quarter 2023 totaled $10.6 million, a 147% increase from $4.3 million in the prior year period. The increase was due primarily to higher headcount to support the Company’s growth initiatives.

•	Net income for the first quarter 2023 totaled $6.9 million, compared to net loss of $5.7 million for the prior year period.

•	Adjusted EBITDA totaled $8.6 million for the first quarter 2023, an improvement compared to an Adjusted EBITDA loss of $1.4 million for the prior year period.

•	Cash, cash equivalents, and marketable securities totaled $60.7 million at March 31, 2023, compared to $36.2 million at December 31, 2022. The Company had $20.8 million in principal value debt outstanding at December 31, 2022 which was paid off in February 2023. As previously announced, on January 9, 2023, the Company entered into a definitive agreement with L1 Energy for the purchase of $50 million of newly issued convertible notes to support the Company's future growth opportunities and repayment of existing debt.

Second Quarter 2023 Outlook

The Company also provides guidance for the second quarter ending June 30, 2023 as follows:

•	Revenues to be within the range of $70 million to $74 million.
•	Adjusted EBITDA to be within the range of $13 million to $16 million.

Actual results may differ materially from the Company’s guidance as a result of, among other things, the factors described below under “Forward-Looking Statements”.

The Company expects to close its previously announced merger transaction with Roth CH IV on May 23, 2023 and trade on the Nasdaq Capital Market under the symbol “TYGO” beginning on May 24, 2023. The Company expects to file its first quarter 2023 financial statements and related footnotes following the close of the merger transaction.

About Tigo Energy, Inc.

Founded in 2007, Tigo is a worldwide leader in the development and manufacture of smart hardware and software solutions that enhance safety, increase energy yield, and lower operating costs of residential, commercial, and utility-scale solar systems. Tigo combines its Flex MLPE (Module Level Power Electronics) and solar optimizer technology with intelligent, cloud-based software capabilities for advanced energy monitoring and control. Tigo MLPE products maximize performance, enable real-time energy monitoring, and provide code-required rapid shutdown at the module level. The Company also develops and manufactures products such as inverters and battery storage systems for the residential solar-plus-storage market. For more information, please visit www.tigoenergy.com.

About Roth CH Acquisition IV Co.

Roth CH Acquisition IV Co. is a blank check company incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Roth CH IV is jointly managed by affiliates of Roth Capital Partners and Craig-Hallum Capital Group. Its initial public offering occurred on August 5, 2021 raising approximately $115 million. For more information, visit www.rothch.com.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding the expectation that the Business Combination will occur. Such forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

In addition to factors previously disclosed or that will be disclosed in Roth CH IV’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement or could otherwise cause the transactions contemplated therein to fail to close; (2) the outcome of any legal proceedings that may be instituted against Roth CH IV, Tigo, or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (3) the inability to complete the Business Combination due to the failure to obtain approval of the Shareholders of Roth CH IV or Tigo; (4) the inability of Tigo to satisfy other conditions to closing; (5) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (6) the ability to meet stock exchange listing standards in connection with and following the consummation of the Business Combination; (7) the risk that the Business Combination disrupts current plans and operations of Tigo as a result of the announcement and consummation of the Business Combination; (8) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of Roth CH IV to grow and manage growth profitably, grow its customer base, maintain relationships with customers and suppliers and retain its management and key employees; (9) the impact of the COVID-19 pandemic on the business of Tigo and Roth CH IV (including the effects of the ongoing global supply chain shortage); (10) Tigo’s limited operating history and history of net losses; (11) costs related to the Business Combination; (12) changes in applicable laws or regulations; (13) the possibility that Tigo or Roth CH IV may be adversely affected by other economic, business, regulatory, and/or competitive factors; (14) Tigo’s estimates of expenses and profitability; (15) the evolution of the markets in which Tigo competes; (16) the ability of Tigo to implement its strategic initiatives and continue to innovate its existing products; (17) the ability of Tigo to adhere to legal requirements with respect to the protection of personal data and privacy laws; (18) cybersecurity risks, data loss and other breaches of Tigo’s network security and the disclosure of personal information; and (19) the risk of regulatory lawsuits or proceedings relating to Tigo’s products or services.

Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements are based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond our control. All information set forth herein speaks only as of the date hereof in the case of information about Roth CH IV and Tigo or the date of such information in the case of information from persons other than Roth CH IV and Tigo, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication. Forecasts and estimates regarding Tigo’s industry and end markets are based on sources we believe to be reliable, however, there can be no assurance these forecasts and estimates will prove accurate in whole or in part. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with GAAP, we use the following non-GAAP financial measure: Adjusted EBITDA. The presentation of this financial measure is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP.

We use Adjusted EBITDA for financial and operational decision-making and as a means to evaluate period-to-period comparisons. We define Adjusted EBITDA, a non-GAAP financial measure, as earnings (loss) before interest expense, income tax expense (benefit), depreciation and amortization, as adjusted to exclude stock-based compensation and merger transaction related expenses. We believe that Adjusted EBITDA provides meaningful supplemental information regarding our performance by excluding certain items that may not be indicative of our recurring core business operating results. We believe that both management and investors benefit from referring to Adjusted EBITDA in assessing our performance and when planning, forecasting, and analyzing future periods. Adjusted EBITDA also facilitates management’s internal comparisons to our historical performance and comparisons to our competitors’ operating results. We believe Adjusted EBITDA is useful to investors both because it (i) allows for greater transparency with respect to key metrics used by management in its financial and operational decision-making and (ii) is used by our institutional investors and the analyst community to help them analyze the health of our business.

The items excluded from Adjusted EBITDA may have a material impact on our financial results. Certain of those items are non-recurring, while others are non-cash in nature. Accordingly, the Adjusted EBITDA is presented as supplemental disclosure and should not be considered in isolation of, as a substitute for, or superior to, the financial information prepared in accordance with GAAP.

There are a number of limitations related to the use of non-GAAP financial measures. We compensate for these limitations by providing specific information regarding the GAAP amounts excluded from these non-GAAP financial measures and evaluating these non-GAAP financial measures together with their relevant financial measures in accordance with GAAP.

We refer investors to the reconciliation Adjusted EBITDA to net income (loss) included below. A reconciliation for Adjusted EBITDA provided as guidance is not provided because, as a forward-looking statement, such reconciliation is not available without unreasonable effort due to the high variability, complexity, and difficulty of estimating certain items such as charges to stock-based compensation expense and currency fluctuations which could have an impact on our consolidated results.

Additional Information and Where to Find It

This communication relates to the proposed business combination between Tigo and Roth CH IV (“Roth”) (the “Business Combination”). In connection with the Business Combination, Roth CH IV filed a registration statement, which includes a preliminary proxy statement/prospectus, with the SEC. This communication is not a substitute for the proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TIGO, ROTH CH IV, THE BUSINESS COMBINATION AND RELATED MATTERS. The documents filed or that will be filed with the SEC relating to the Business Combination can be obtained free of charge from the SEC’s website at www.sec.gov. These documents can also be obtained free of charge from Roth CH IV upon written request at Roth CH Acquisition IV Co., 888 San Clemente Drive, Suite 400, Newport Beach, CA, 92660.

Participants in Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, Roth CH IV, Tigo, and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the Business Combination under the rules of the SEC. Information about Roth CH IV’s directors and executive officers and their ownership of Roth CH IV’s securities is set forth in filings with the SEC, including Roth CH IV’s Annual Report on Form 10-K filed with the SEC on March 31, 2023. To the extent that holdings of Roth CH IV’s securities have changed since the amounts included in Roth’s Annual Report on Form 10-K, such changes have been or will be reflected on Statements of Changes in Ownership on Form 4 filed with the SEC. Additional information regarding the participants will also be included in the proxy statement/prospectus, when it becomes available. When available, these documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication is not intended to and shall not constitute a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities in respect of the Business Combination and shall not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Investor Relations Contacts

Matt Glover or Tom Colton
Gateway Group, Inc.
(949) 574-3860
TYGO@gatewayir.com

Tigo Energy, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets

(in thousands)

	March 31, 2023	December 31, 2022
	(Unaudited)	(Audited)
Assets
Current assets:
Cash and cash equivalents	$50,606	$36,194
Restricted cash	—	1,523
Marketable securities	5,351	—
Accounts receivable, net	32,359	15,816
Inventory, net	36,643	24,915
Deferred issuance costs	2,690	2,221
Notes receivable	—	456
Prepaid expenses and other current assets	5,094	3,967
Total current assets	132,743	85,092
Property and equipment, net	2,548	1,652
Operating right-of-use assets	2,351	1,252
Marketable securities	4,738	—
Intangibles, net	2,404	—
Goodwill	11,996	—
Other assets	130	82
Total assets	$156,910	$88,078
Liabilities, convertible preferred stock and stockholders’ deficit
Current liabilities:
Accounts payable	$39,658	$23,286
Accrued expenses and other current liabilities	6,727	4,382
Deferred revenue, current portion	1,434	950
Warranty liability, current portion	438	392
Operating lease liabilities, current portion	768	578
Current maturities of long-term debt	—	10,000
Total current liabilities	49,025	39,588
Warranty liability, net of current portion	4,188	3,959
Deferred revenue, net of current portion	174	172
Long-term debt, net of current maturities and unamortized debt issuance costs	49,670	10,642
Operating lease liabilities, net of current portion	1,689	762
Preferred stock warrant liability	1,814	1,507
Other long-term liabilities	1,443	—
Total liabilities	108,003	56,630
Convertible preferred stock	87,140	87,140
Stockholders’ deficit:
Common stock	3	2
Additional paid-in capital	17,055	6,521
Accumulated deficit	(55,305)	(62,215)
Accumulated other comprehensive income	14	—
Total stockholders’ deficit	(38,233)	(55,692)
Total liabilities, convertible preferred stock and stockholders’ deficit	$156,910	$88,078

Tigo Energy, Inc. and Subsidiaries

Condensed Consolidated Statement of Operations

(in thousands)

(unaudited)

	Three Months Ended March 31,
	2023	2022
Revenue, net	$50,058	$9,919
Cost of revenue	31,689	7,236
Gross profit	18,369	2,683
Operating expenses:
Research and development	2,214	1,436
Sales and marketing	4,772	2,069
General and administrative	3,563	750
Total operating expenses	10,549	4,255
Income (loss) from operations	7,820	(1,572)
Other expenses (income):
Change in fair value of preferred stock warrant and contingent shares liability	512	—
Loss on debt extinguishment	171	3,613
Interest expense	778	449
Other (income) expense, net	(551)	63
Total other expenses, net	910	4,125
Net income (loss)	$6,910	$(5,697)

Tigo Energy, Inc. and Subsidiaries

Non-GAAP Financial Measures

(in thousands)

(unaudited)

Reconciliation of Net Income (Loss) (GAAP) to Adjusted EBITDA (Non-GAAP)

	Three Months Ended March 31
	2023	2022
Net income (loss)	$6,910	$(5,697)
Total other expenses, net	910	4,125
Depreciation and amortization	239	112
Stock-based compensation	366	26
M&A transaction expenses	133	—
Adjusted EBITDA	$8,558	$(1,434)

We encourage investors and others to review our condensed consolidated financial information contained within this press release in its entirety and not to rely on any single financial measure.